

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2023

Shawn M. Guertin
Executive Vice President and Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

       Re: CVS Health Corp
            Form 10-K for the Fiscal Year Ended December 31, 2022
            Filed February 8, 2023
            File No. 001-01011

Dear Shawn M. Guertin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Trade & Services